EXHIBIT 12.1

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
Income before provision for income taxes	$2,163	$2,593	$6,578	$5,682
Fixed charges
Amortization of deferred financing costs	270	270	540	540
Interest expense	4,329	4,565	8,679	9,123

Earnings before fixed charges	6,762	7,428	15,797	15,345
Fixed charges
Amortization of deferred financing costs	270	270	540	540
Interest expense	4,329	4,565	8,679	9,123

Total fixed charges	$4,599	$4,835	$9,219	$9,663

Ratio of earnings to fixed charges	1.47X	1.54X	1.71X	1.59X

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